Exhibit 99.1

Navios Maritime Acquisition Corporation

Announces

Stockholder Approval of a 1:15 Reverse Stock Split

And

Effective Date of November 14

MONACO, Nov. 9, 2018 (GLOBE NEWSWIRE) — Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA), an owner and operator of tanker vessels, announced that the previously disclosed one-for-fifteen reverse split of its common stock was approved by Company’s stockholders at a special meeting held today.

The reverse stock split will be effected immediately before any trading commences prior to market open on November 14, 2018. The common stock will begin trading on November 14, 2018 on a split-adjusted basis on the New York Stock Exchange, under the same ticker symbol, NNA.

Based on approximately 144.1 million shares of common stock issued and outstanding as of the record date, following the reverse split the Company will have approximately 9.6 million shares of common stock issued and outstanding.

The certificate of amendment to Navios Acquisition’s certificate of incorporation in connection with the reverse stock split will not decrease the number of authorized shares of common stock. The conversion ratio for the Company’s Series C Convertible Preferred Stock will be adjusted proportionally.

Continental Stock Transfer & Trust Company, the Company’s stock transfer agent, will act as the exchange agent for the reverse stock split.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Acquisition’s future dividends, 2018 cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further employment contracts and the pending acquisition of Navios Midstream. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected timing, implementation, and impact of the reverse stock split, as well as Navios Acquisition’s ability to comply with the NYSE’s continued listing requirements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time this releases was issued. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the timing and the ability to consummate a potential merger with Navios Maritime Midstream Partners, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the SEC, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com